Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On September 27, 2010, Southwest Airlines Co. (“Southwest”) posted the following slides in connection with a presentation to its analyst and investor community, portions of which were also used in a subsequent media presentation.

Spreading Low Fares Farther

©2010 Southwest Airlines Co.

Important Disclosures

Important Information for Investors and Stockholders

Information contained on www.southwest.com and www.airtran.com is not incorporated into the content of this website and shall not otherwise be deemed to constitute a part of this website.

Communications on this website do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Important Disclosures

Cautionary Statement Regarding Forward-Looking Statements

This presentation contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statements include, without limitation, statements regarding Southwest’s plans and expectations with respect to the acquisition of AirTran, the timeline of the acquisition, and the anticipated impact of the acquisition on Southwest’s financial and operational results, including without limitation, the expected impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its Customer experience, offerings, and benefits; (iv) its future operations, including fleet plans; (v) its integration plans; and (vi) its results of operations, including expected synergies and return on investment. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The Agreement

Under the agreement, AirTran shareholders to receive between $7.25 and $7.75 in consideration per share of AirTran common stock

Represents a premium of approximately 59 to 70 percent based on AirTran’s 9/24/10 closing share price of $4.55

Each share of AirTran common stock will be exchanged for $3.75 in cash and 0.321 shares of Southwest common stock, subject to adjustments noted below:

Number of shares and/or cash to be issued is subject to adjustment if the Southwest average closing price* is less than $10.90 or above $12.46

If average closing price exceeds $12.46, fewer shares will be issued and value is $7.75

If average closing price is less than $10.90, additional shares and/or cash will be issued (at Southwest’s option) and value is $7.25

Based on an exchange ratio of 0.321 shares, and assuming the conversion of AirTran’s convertible notes, AirTran shareholders would receive approximately 57 million shares, or seven percent of pro forma Southwest common shares outstanding, and approximately $670 million in cash

Transaction value, including net indebtedness and capitalized aircraft operating leases, of approximately $3.4 billion

Agreement is subject to the approval of AirTran shareholders, receipt of certain regulatory clearances, and fulfillment of customary closing conditions

* Based on the average of Southwest closing prices for a twenty trading day period to and including three trading days prior to closing

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Estimated Timeline

Announcement (September 27, 2010)

Shareholder Approval/Department of Justice Approval

Legal Close

Single Operating Certificate

Approximately 9 months

Integration Efforts

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Why AirTran?

Right opportunity which meets our investment return requirement

Strategic synergies from combination

Significant network expansion

Complementary network with significant presence in Atlanta, the largest city we currently do not serve

Other key business markets - New York La Guardia, Washington Reagan, Boston Logan

Opportunity to serve smaller markets

Access to near-international destinations

Adds 37 potential new destinations for both Southwest and AirTran Customers

Ability to spread Low Fares Farther

Both companies rank high in Customer Service

Both companies have Employee-centric Cultures

Young, all-Boeing fleet

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Why Now?

We are Healthy. We are Prepared.

Strong balance sheet and liquidity

Strong Culture

Outstanding Customer Service

Excellent and safe operations

Leading brand and Customer Experience

Accelerates strategy to boost profitability and achieve our financial targets

Combined network provides improved opportunity for:

More profits

More routes

More Customers

More aircraft

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Financial Impact

Attractive and efficient use of our capital

Positive financial impact to Southwest

Exceeds our pretax investment return target of 15%

Expected to be accretive to Southwest pro forma fully-diluted earnings per share in first year after closing, excluding impact of acquisition and integration costs

Estimated net annual synergies of at least $400 million, expected to phase in over two to three years

Acquisition and integration costs of $300 to $500 million

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Significant Synergies

At least $400 million of net annual synergies expected to be achieved by 2013 Creation of stronger joint network

Incremental revenue from new Atlanta markets

Hundreds of new itineraries to more than 100 million existing Customers

Stimulates new Customers by spreading Low Fares Farther Improved frequent flier program for both companies Improved efficiencies from a larger scale company

Streamlines certain corporate costs, including but not limited to:

Advertising and distribution

Technology

Facilities

Corporate overhead

Total cost savings expected to substantially offset any additional operating costs

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What Does This Mean?

A Great Deal

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The Company

Southwest Airlines Brand and name remain

All-Boeing fleet will be transitioned to Southwest Airlines logo, colors and configuration

Companies will continue to operate independently until single Southwest Airlines operating certificate obtained

Ultimately, transition to consistent Customer Experience and policies

Corporate Headquarters will remain in Dallas

Intend to maintain significant presence in Orlando and Atlanta

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Young Boeing Fleet

Fleet Combined

(As of September 27, 2010) SOUTHWEST AirTran

Boeing 737-300 173 — 173

Boeing 737-500 25 — 25

Boeing 737-700 349 52 401

Boeing 717-200 — 86 86

Active Fleet 547 138 685

Average Age 10.9 years 6.5 years 10.2 years

(As of June 30, 2010)

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Strengthened Low-Fare Network

- Overlap markets represent less than one percent of total industry domestic available seat mile capacity.



Seattle / Tacoma
Spokane
Portland
Boise
Sacramento
Reno/Tahoe
San Francisco
Oakland
San Jose
Salt Lake City
Denver
Las Vegas
Burbank
Los Angeles
Ontario
Orange County
San Diego
Phoenix
Tucson
Albuquerque (Santa Fe Area)
El Paso
Amarillo
Lubbock
Midland/Odessa
Minneapolis/St. Paul
Des Moines
Omaha
Kansas City
Wichita
Branson
Tulsa
Oklahoma City
Dallas/ Ft. Worth[1]
Dallas (Love Field)[1]
Austin
San Antonio
Houston (Hobby)
Corpus Christi
Harlingen/South Padre Island
MEXICO
Milwaukee
Moline/Quad Cities
Chicago (Midway)
Bloomington/Normal
St. Louis
Memphis
Little Rock
Tunica
Jackson
Gulfport/Biloxi
New Orleans
Grand Rapids
Flint
Detroit
Indianapolis
Louisville
Nashville
Huntsville
Birmingham
Buffalo/Niagara
Cleveland
Akron/Canton
Columbus
Dayton
Lexington
Charleston
Pittsburgh
Knoxville
Asheville
Charlotte
Greenville-Spartanburg[3]
Charleston[3]
Atlanta
Panama City Beach
Pensacola
Jacksonville
Orlando
Tampa
Sarasota / Bradenton
Ft. Myers/Naples
West Palm Beach
Ft. Lauderdale
Miami
Key West
Nassau
Cancun
Montego Bay
Punta Cana[4]
San Juan
Aruba
Manchester
Portland
Albany
Hartford/ Springfield
Boston
Providence
Rochester
New York (LaGuardia)
White Plains
Long Island
Allentown/ Bethlehem
Newark[2]
Harrisburg
Philadelphia
Atlantic City
Baltimore / Washington
Washington, D.C. (Reagan)
Washington, D.C. (Dulles)
Richmond
Norfolk
Newport News / Williamsburg
Raleigh/Durham
Southwest Service
AirTran Service
Overlap Service

(1) During transition period service to continue at both Dallas Love Field and Dallas/Ft. Worth
(2) Service to Newark, NJ coming 2011 pending approvals
(3) Service to Charleston, SC and Greenville-Spartanburg, SC coming 2011
(4) Service to Punta Cana coming February 2011

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Top 10 Cities

Rank

(Number of daily departures as of September 2010) SOUTHWEST AirTran Combined

1 Las Vegas 224 Atlanta 202 Las Vegas 230

2 Chicago (Midway) 216 Baltimore/Washington 51 Chicago (Midway) 228

3 Phoenix 178 Orlando 43 Baltimore/Washington 222

4 Baltimore/Washington 171 Milwaukee 32 Atlanta 202

5 Denver 144 Boston 20 Phoenix 180

6 Houston (Hobby) 130 LaGuardia 19 Denver 148

7 Dallas (Love Field) 128 Tampa 15 Houston (Hobby) 135

8 Los Angeles 115 Indianapolis 13 Orlando 132

9 Oakland 109 Ft. Lauderdale 13 Dallas (Love Field) 128

10 San Diego 95 Chicago (Midway) 12 Los Angeles 121

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Seat Distribution by Region

SOUTHWEST

Combined

East 13.2%

West 39.0% Midwest 15.2%

Northwest 3.5%

Southwest 17.2%

Southeast 11.9%

East 14.8% International and Puerto Rico 0.2%

West 33.4%

AirTran

Southwest 3.4%

West 3.7%

Midwest 15.6%

East 23.3%

Southwest 15.0%

Southeast 17.9%

Northwest 3.0%

International and Puerto Rico 1.4%

Southeast 49.9%

Midwest 18.0%

Northwest 0.5%

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Impact to

Stakeholders

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Customers

Expanded low-fare service to many more Customers and to many more domestic markets

Creates hundreds of additional low-fare itineraries

Generates hundreds of millions in annual savings to Customers

Consumer Savings from the new low-fare competition created from the well-known “Southwest Effect”

Southwest Airlines more expansive low-fare service to Atlanta, alone, has the potential to stimulate over two million new passengers and over $200 million in consumer savings, annually*

* According to an independent study by Campbell-Hill Aviation Group, LLC

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Communities

Combining the two brands will create a larger, more competitive low-fare network with growth opportunities that would not exist otherwise

Based on current operations, the combined organization would have nearly 43,000 Employees and serve more than 100 million Customers annually from from over 100 different airports in the U.S. and near-international destinations

Four new airports planned for 2011

This brings together two strong Employee-centric Cultures, both proud of their involvement in the communities they serve

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Employees

Strengthened network provides more growth opportunities

Creates more jobs and career opportunities for our combined Employee group

Similar emphasis on Customer Service Employee-centric Culture

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At A Glance

Twelve Months Ended June 30, 2010 SOUTHWEST AirTran

Total Operating Revenues $11.2 billion $2.5 billion

Operating Income (1) $843 million $128 million

ASMs 96.4 billion 23.9 billion

RPMs 75.2 billion 19.3 billion

FTE Employees 34,636 8,083

Cash and Short-term Investments $3.1 billion $445 million (2)

Cash Flow From Operations $1.5 billion $163 million

Capital Spending $611 million $89 million

Active Fleet (as of 9/27/2010) 547 138

(1) This financial information was not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and should not be considered as an alternative to information prepared in accordance with GAAP. Reconciliations of Southwest’s non-GAAP results to GAAP results are available on the investor relations section of Southwest’s website at www.southwest.com, and reconciliations of AirTran’s non-GAAP results to GAAP results are available on the investor relations section of AirTran’s website at www.airtran.com.

(2) Adjusted for $90 million tender of 7.00% convertible notes that closed July 2, 2010

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